Exhibit 99.1

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

MOTION FOR ORDER OR ORDERS APPROVING COMPROMISE AND SETTLEMENT AMONG ASIA PACIFIC ON-LINE LIMITED, A CAYMAN ISLANDS EXEMPTED COMPANY, NICOLA CHU MING NGA, ANTONY REN HAW IP A/K/A ANTONY YIP, CDC CORPORATION, AS CHAPTER 11 DEBTOR AND DEBTOR IN POSSESSION, AND THE OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS OF THE DEBTOR

COMES NOW CDC Corporation, the debtor and debtor in possession in the above-captioned bankruptcy case (the “Debtor”), by and through its undersigned attorneys, and hereby files its “Motion for Order or Orders Approving Compromise and Settlement among Asia Pacific On-Line Limited, a Cayman Islands Exempted Company, Nicola Chu Ming Nga, Antony Ren Haw Ip a/k/a Antony Yip, CDC Corporation, as Chapter 11 Debtor and Debtor in Possession, and the Official Committee of Equity Security Holders of the Debtor” (the “Motion”). In support of the Motion, Debtor shows the Court as follows:

JURISDICTION

1. This Court has jurisdiction to consider this Motion pursuant to 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). The statutory predicates for the relief sought herein are Sections 105 and 363 of Title 11 of the United States Code (the “Bankruptcy Code”) and Rules 2002 and 9019 of the Federal Rules of Bankruptcy Procedure (“Bankruptcy Rules”).

BACKGROUND FACTS

1. On October 4, 2011 (the “Petition Date”), the Debtor filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code. The Debtor has remained in possession of its assets and has continued to operate its business and manage its property as a debtor in possession pursuant to §§ 1107(a) and 1108 of the Bankruptcy Code.

2. On November 9, 2011, the Court entered an Order (Docket No. 57) approving the Debtor’s employment of Marcus A. Watson as Chief Restructuring Officer.

3. On December 23, 2011, the United States Trustee appointed the Official Committee of Equity Security Holders (the “Equity Committee”). Since its appointment, the Equity Committee has been active in the Debtor’s case.

4. Asia Pacific On-Line Limited (“APOL”) is a Cayman Islands exempted company with a principal office address at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. APOL also has a principal office at 11/F ING TOWER, 308 DES VOEUX ROAD, CENTRAL HONG KONG.

5. Nicola Chu Ming Nga (“Chu”) is the spouse of Peter Yip, who was the chief executive officer of Debtor.

6. Antony Ren Haw Ip a/k/a Antony Yip (“Ip”) is the son of Peter Yip.

7. Chu and Ip, along with Peter Yip’s other children, have a beneficial interest in APOL.

8. After the Petition Date, Ip became the acting President of China.Com, Inc. (“China.com”), which is an indirect subsidiary of the Debtor.

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9. On March 1, 2012, the Debtor and the Equity Committee filed a proposed Plan in the Bankruptcy Case (Doc. No. 245), which was amended by the filing of a First Amended Joint Plan of Reorganization for CDC Corporation (Doc No. 475) on July 3, 2012 (the “Joint Plan”).

10. On March 1, 2012, China.com filed a proposed Plan in the Bankruptcy Case (Doc. No. 248), which was amended by the filing of a First Amended Plan (Doc. No. 331) (collectively, the “China.com Plan”), and which was withdrawn on or about June 8, 2012 (Doc. No. 437). As of the Petition Date, APOL was the owner of various equity interests in and related to the Debtor which include 3,995,750 shares of Class A common stock; 1,978,332 stock options with an exercise price of $2.61 per share (“APOL $2.61 Options”); and, 908,411 restricted stock awards (“APOL RSAs”).

11. As of the Petition Date, Chu was the owner of 1,662,999 shares of Class A common stock of the Debtor.

12. Chu and APOL were “Standby Investors” under the China.com Plan, which, in effect, provided that APOL and/or Chu would provide certain financing for specific aspects of the China.com Plan.

13. Prior to the Petition Date, in March 2011, the Debtor’s board of directors authorized the Debtor to cancel and then reissue certain options and other equity interests at reduced exercise prices (“Equity Reissuance”), including certain stock options and restricted stock awards owned by APOL (respectively, “the APOL $2.61 Options” and “APOL RSAs”).

14. The Debtor and the Equity Committee contend that the Debtor and its shareholders have good and valid claims arising from and related to the Equity Reissuance including, but not limited to, cancellation, rescission and/or equitable subordination of the reissued options and other equity interests, including the APOL $2.61 Options and the APOL RSAs.

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15. APOL, Ip and Chu deny that the APOL $2.61 Options or APOL RSAs are subject to valid claims for cancellation, rescission and/or equitable subordination, or that the Debtor has any grounds for equitable subordination or disallowance of any of APOL’s, Chu’s or Ip’s equity interests in the Debtor.

16. On March 20, 2012, this Court entered the Order approving the sale of the CDC Software Shares (the “Sale”) to the Stalking Horse Purchaser, Archipelago Holdings, a Cayman Islands exempted company (the “Sale Order”; Docket No. 295).

17. The closing of the Sale occurred on April 11, 2012.

THE PROPOSED SETTLEMENT

18. As of July 16, 2012, the Debtor and the Equity Committee entered in a Settlement Agreement with APOL, Chu and Ip, subject to approval by the Bankruptcy Court (the “Settlement Agreement”). A copy of the Settlement Agreement is attached hereto as Exhibit “1”.

19. The Settlement Agreement, inter alia, resolves the dispute regarding the APOL $2.61 Options and the APOL RSAs, and memorializes the agreement that resulted in the withdrawal of the China.com Plan. The Settlement Agreement generally:1

a.

Provides for the payment by APOL of $9 million to the Debtor’s bankruptcy estate, which may be withheld from any distribution in the Debtor’s bankruptcy case to APOL on its equity interests in the Debtor, which the Debtor and the Committee estimate to be approximately 90% of the value of the Equity Reissuance;

[1]	To the extent the terms of the Settlement Agreement as set forth therein differ from those described in this Motion, the Settlement Agreement shall control.

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b.	Allows APOL equity interests in the Debtor’s bankruptcy case consisting of 3,995,751 of Class A Common Shares of the Debtor, the APOL $2.61 Options, and the APOL RSAs, and provides that these allowed interests will not be subject to reduction in allowed amount, subordination, disallowance, setoff or recoupment;

c.	Allows Chu equity interests in the Debtor’s bankruptcy case consisting of 1,662,998 of Class A Common Shares of the Debtor, and provides that these allowed interests will not be subject to reduction in allowed amount, subordination, disallowance, setoff or recoupment;

d.	Provides that, if the Joint Plan (as may be modified or amended) or any subsequent plan proposed by the Debtor and Committee is consistent with Settlement Agreement, APOL and Chu will not object to confirmation of such plan, vote to reject such plan, or propose, support, or vote in favor of any other plan;

e.	Includes releases by the Debtor, the Estate, and the Equity Committee of APOL, of Chu and Ip (and the other beneficiaries and affiliates of APOL identified on Exhibit C to the Settlement Agreement) as specifically set forth in Section 2.1 of the Settlement Agreement, but preserves any claims that the Debtor may have against Peter Yip and others not expressly subject to the release;

f.	Includes releases by APOL, Chu and Ip of the Debtor, the Estate, and the Equity Committee as specifically set forth in Section 2.2 of the Settlement Agreement;

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g.	Provides for Ip to assist the Debtor and any successor in interest in connection with the sale of the Debtor’s assets as set forth in Section 1.7 of the Settlement Agreement; and

h.	Provides that APOL, Chu and Ip cannot dispose of their equity interests identified as the only equity interests they have in the Debtor as set forth in Section 3.5 of the Settlement Agreement.

ARGUMENT

20. By compromising at this stage in the Debtor’s case, the Debtor, and the various creditors and parties in interest, will be able to avoid the additional administrative expenses and inherent uncertainty and difficulties of litigating the disputes with APOL, Chu, and Ip. Additionally, the compromise reached will allow the Debtor to make a significant additional distribution to other equity security holders in the Chapter 11 case.

21. Given these factors, Debtor, in the exercise of its business judgment, has concluded that the settlement represents a fair and reasonable resolution of all matters that are the subject of the settlement. Accordingly, the Debtor asserts that the settlement set forth herein is in the best interests of the Debtor, Debtor’s estate, Debtor’s other shareholders, and parties in interest and should be approved by this Court.

APPLICABLE AUTHORITY

22. The approval of a compromise and settlement in a bankruptcy case is within the sound discretion of this Court and will not be disturbed or modified on appeal unless approval or disapproval of the settlement is an abuse of discretion. Rivercity v. Herpel (In re Jackson Brewing Co.), 624 F.2d 599, 602-03 (5th Cir. 1980). In order to exercise its discretion properly, the Court must consider whether the compromise suggested falls below the “lowest point in the range of reasonableness.” Anaconda-Ericsson. Inc. v. Hessen (In re Teltronics Servs. Inc.), 762 F.2d 185, 189 (2d Cir. 1985).

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23. The standard in the Eleventh Circuit for determining whether to approve a compromise or settlement pursuant to Rule 9019(a) is set forth in Wallis v. Justice Oaks II, Ltd. (In re Justice Oaks II, Ltd.), 898 F.2d 1544 (11th Cir. 1990), cert. denied, 498 U.S. 959 (1990):

When a bankruptcy court decides whether to approve or disapprove a proposed settlement, it must consider:

(a) The probability of success in the litigation; (b) the difficulties, if any, to be encountered in the matter of collection; (c) the complexity of the litigation involved, and the expense, inconvenience and delay necessarily attending it; (d) the paramount interest of the creditors and a proper deference to their reasonable views in the premises.

Id. at 1549. In making its evaluation, a court must not rest its approval of the settlement on a resolution of the ultimate factual and legal issues underlying the compromised disputes. Teltronics, supra, 762 F.2d at 189. Rather, the court should consider the probable outcome of the litigation, including its advantages and disadvantages, and make a pragmatic decision based on all equitable factors. Florida Trailer and Equip. Co. v. Deal, 284 F.2d 567, 571 (5th Cir. 1960).

24. Rule 9019(a) of the Federal Rules of Bankruptcy Procedure provides, in pertinent part, that “[o]n motion by the trustee and after notice and a hearing, the court may approve a compromise or settlement.” Fed. R. Bankr. P. 9019(a). To assure that compromise is proper in a given case, the Bankruptcy Court must be apprised of the necessary facts for an intelligent, objective and educated evaluation and compare the “terms of the compromise with the likely rewards of litigation.” Protective Comm. for Indep. Stockholders of TMT Trailer Ferry. Inc. v. Anderson, 390 U.S. 414, 424-25 (1968).

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25. Given the complexity, uncertainty and cost of the litigation being resolved herein and the fact that the settlement is supported by the Committee, the compromises set forth herein meets the applicable standards:

(a)

while the Debtor believes the claims against APOL, Chu, and Ip have merit,[2] they are heavily contested and numerous issues of fact will need to be resolved at trial. To some extent, these facts are known to residents of China who may not cooperate in the prosecution of the claims, and who may have interest aligned with, or sympathy toward, APOL, Chu, and Ip. Hence, while the Debtor believes it will succeed on the merits, such success is not certain;

(b)	the amount to be paid under the settlement is, in the judgment of the Debtor and the Committee, a substantial portion of the amount that might be recovered through litigation, and any collection other than through withholding of Plan benefits is problematic, as all three settling parties reside and own assets, if any, in Asia;

(c)	the off-shore location of fact witnesses, and their suspect ed sympathies, contribute to the practical challenges, delays, and considerable expense of compelling and completing discovery in Asia. Moreover, it is anticipated that APOL, Chu and/or Ip would argue that some or all of the claims should be resolved in a forum other than the Bankruptcy Court, and litigation of those preliminary issues prior to litigation of the claims on the merits could result in additional delay and expense. The interplay of Cayman and U.S.corporate law also adds a layer of complexity and uncertainty; and

(d)	the Equity Committee is party to the proposed settlement.

[2]	The claims differ as to each of the settling parties, accordingly, the strength of the claims on the merits varies as to each of APOL, Chu, and Ip.

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NOTICE

26. Debtor will provide notice of this Motion to: (a) the United States Trustee; (b) counsel and members of the Committee; and (c) any party who has filed a notice of appearance in the Debtor’s case.

WHEREFORE, Debtor respectfully request that the Court enter one or more final orders granting the Motion, approving the Settlement Agreement, and granting such other and further relief as the Court deems just and appropriate.

Dated: July 20, 2012.

Atlanta, Georgia

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for the Debtor

By:	/s/ James C. Cifelli
James C. Cifelli
Georgia Bar No. 125750
jcifelli@lcsenlaw.com
Gregory D. Ellis
Georgia Bar No. 245310
GEllis@lcsenlaw.com

3343 Peachtree Road NE, Suite 550

Atlanta, GA 30326

(404) 262-7373

(404) 262-9911 (facsimile)

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Exhibit “1” follows

SETTLEMENT AGREEMENT

This Settlement Agreement (the “Agreement”) is dated as of July 13, 2012, and entered into pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”). This Agreement is made by and among: Asia Pacific On-Line Limited, a Cayman Islands exempted company (“APOL”); Nicola Chu Ming Nga (“Chu”); Antony Ren Haw Ip a/k/a Antony Yip (“Ip”); CDC Corporation, as Chapter 11 Debtor and Debtor in Possession (“CDC” or “Debtor”); and the Official Committee of Equity Security Holders of the Debtor (the “Committee”) (all parties referenced above, collectively, the “Settling Parties”).

RECITALS

WHEREAS, on October 4, 2011 (the “Petition Date”), the Debtor filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division (the “Bankruptcy Court”), commencing Case No. 11-79079 (the “Chapter 11 Case”). The Debtor remains in possession of its assets and continues to manage its business as debtor in possession. No trustee or examiner has been appointed in the Chapter 11 Case;

WHEREAS, as of the Petition Date, Chu was the owner of 1,662,999 shares of Class A common stock of the Debtor;

WHEREAS, as of the Petition Date, APOL was the owner of various equity interests in and related to the Debtor which include: 3,995,750 shares of Class A common stock; 1,978,332 stock options with an exercise price of $2.61 per share (“APOL $2.61 Options”); and, 908,411 restricted stock awards (“APOL RSAs”);

WHEREAS, on or after the Petition Date, Ip became the acting President of China.Com, Inc. (“China.com”), which is an indirect subsidiary of the Debtor;

WHEREAS, on March 1, 2012, the Debtor and the Committee filed a proposed Plan in the Bankruptcy Case (Doc. No. 245), which was amended by the filing of a First Amended Joint Plan of Reorganization for CDC Corporation (Doc No. 475) on July 3, 2012 (together with any later modification or amendment, or subsequent plan proposed by the Debtor and the Committee consistent with the terms of this Agreement, the “Joint Plan”);

WHEREAS, on March 1, 2012, China.com filed a proposed Plan in the Bankruptcy Case (Doc. No. 248), which was amended by the filing of a First Amended Plan (Doc. No. 331) (collectively, the “China.com Plan”);

WHEREAS, Chu and APOL were “Standby Investors” under the China.com Plan, which, in effect, provided that APOL and/or Chu would provide certain financing for specific aspects of the China.com Plan;

WHEREAS, in or about March 2011, CDC’s board of directors authorized CDC to cancel and then reissue certain options and other equity interests at reduced exercise prices (“Equity Reissuance”), including the APOL $2.61 Options and APOL RSAs;

WHEREAS, the Debtor and the Committee contend that the Debtor and CDC’s shareholders have good and valid claims arising from and related to the Equity Reissuance including, but not limited to, cancellation, rescission and/or equitable subordination of the reissued options and other equity interests, including the APOL $2.61 Options and the APOL RSAs;

WHEREAS, APOL, Ip and Chu deny that the APOL $2.61 Options or APOL RSAs are subject to valid claims for cancellation, rescission and/or equitable subordination, or that the Debtor has any grounds for equitable subordination or disallowance of any of APOL’s, Chu’s or Ip’s equity interests in the Debtor;

WHEREAS, the Debtor and the Committee believe that it is not in the best interests of the Debtor, the Debtor’s bankruptcy estate (the “Estate”) or the Debtor’s shareholders for there to be continuing and ongoing litigation related to the China.com Plan as an alternative to the Joint Plan filed by the Debtor and the Committee;

WHEREAS, as a part of this settlement, the China.com Plan was withdrawn on or about June 8, 2012 (Doc. No. 437);

WHEREAS, the Settling Parties believe that it is in their best interests and the best interests of the Debtor’s shareholders to work cooperatively in the plan confirmation process and the ongoing management and ultimate sale of the Debtor’s assets, including the Debtor’s interest in China.com and CDC Games International Corporation (“CDC Games”);

WHEREAS, the Settling Parties have concluded that because of, among other things, the complexity, inherent delay, and substantial expense of litigating the issues between them, the length of time necessary to resolve each of those issues, the complexity and the uncertainty involved, and the concomitant disruption to the Debtor’s effort to generate distributions for the benefit of the Debtor’s shareholders, it is in their respective best interests to resolve these disputed issues and related matters on the terms set forth in this Agreement;

WHEREAS, the Debtor and the Committee further believe that the compromise and settlement provided herein is fair and reasonable, and in the best interests of the Debtor, the Estate and its shareholders;

NOW, THEREFORE, the Settling Parties, in consideration of the premises, covenants, and agreements provided for herein and for other good and valuable consideration acknowledged by each of them to be satisfactory and adequate, and intending to be legally bound, do hereby mutually agree as follows, subject to Bankruptcy Court approval:

ARTICLE I

SETTLEMENT TERMS

Section 1.1 Allowance of APOL Proof of Interest. As of the Effective Date, APOL shall have an Allowed Proof of Interest in the Debtor as set forth in Exhibit A attached hereto, which includes the APOL $2.61 Options and APOL RSAs included in the Equity Reissuance (“APOL Allowed Proof of Interest”). As of the Effective Date, APOL disclaims any equity interest in CDC not expressly identified and included in the APOL Allowed Proof of Interest.

Section 1.2 Allowance of Chu Proof of Interest. As of the Effective Date, Chu shall have an Allowed Proof of Interest in the Debtor as set forth in Exhibit B attached hereto (“Chu Allowed Proof of Interest”). As of the Effective Date, Chu disclaims any equity interest in CDC not expressly identified and included in the Chu Allowed Proof of Interest.

Section 1.3 Distribution on Allowed Proofs of Interest. In accordance with terms of this Agreement and the provisions of a confirmed Joint Plan, and subject to Section 1.4, below, the Debtor shall make distributions to APOL and Chu in the same manner, at the same time and on the same terms as distributions made to other shareholders and/or holders of allowed Proofs of Interest, as the case may be. Any plan the Debtor and/or Committee seeks to confirm shall contain a provision(s) to effect the rights and obligations set forth in this section 1.3 and Section 1.4, below.

Section 1.4 Settlement Payment. APOL shall pay the Estate $9,000,000. With respect to such payment, the Debtor or its successor is authorized to withhold $9,000,000 from the distribution(s) otherwise due and payable on the APOL Allowed Proof of Interest. APOL, on behalf of itself and anyone claiming by or through it, hereby disclaims any interest in the first $9,000,000 otherwise due to be paid on the APOL Allowed Proof of Interest.

Section 1.5 No Subordination, Etc. Subject only to Section 1.4, above, the APOL Allowed Proof of Interest and the Chu Allowed Proof of Interest will not be subject to reduction in allowed amount, subordination, disallowance, or to any defense or counterclaim, including without limitation setoff or recoupment.

Section 1.6 Agreement Not to Oppose the Joint Plan Proposed by the Debtor and the Committee. Upon the Effective Date, and provided that the Joint Plan is consistent with and does not limit or render ineffective any material term of this Agreement, APOL and Chu agree: (a) not to object to confirmation of the Joint Plan; (b) not to vote their respective shareholdings and other equity interests, if any, to reject the Joint Plan; and (c) not to propose, support or vote in favor of a proposed plan other than the Joint Plan.

Section 1.7 Cooperation. Upon the Effective Date, and continuing until (i) 180 days after confirmation of the Joint Plan, or (ii) the date the Joint Plan is rejected by the Bankruptcy Court if it refuses to confirm the Joint Plan, APOL, Chu and Ip each covenant and agree that they will do the following to assist the Debtor and any successor in interest provided for under the confirmed Joint Plan in the marshaling, management and ultimate sale of the Debtor’s assets, (provided that none of the following would cause APOL, Chu or Ip to violate any legal, common law or contractual duties to which they are bound):

(a)	Furnish to the Debtor or its successor all information then existing and actually known to each of them at the time of request regarding: the historical and current operation of CDC, China.com and CDC Games; the nature and location of any assets or other holdings of CDC, China.com and CDC Games; the structure and financial condition of CDC, China.com and CDC Games; the value of CDC’s assets and the assets of China.com and CDC Games; and, the identity of any prospective purchaser of any asset of CDC, China.com or CDC Games;

(b)	To the extent requested, consult with the Debtor regarding the continuing operation and ultimate sale of the Debtor’s assets, including the assets of its direct and indirect subsidiaries, provided that the Debtor’s requests are not unreasonable, including with respect to Ip’s time commitments, and to the extent such requests do not impose any out of pocket expenses or other obligations on APOL, Chu and Ip;

(c)	Provide any and all consents or approvals requested by the Debtor or its successor required from any of them in order for the Debtor to sell its assets, including the assets of its direct and indirect subsidiaries (for the avoidance of doubt, nothing in this provision shall obligate APOL, Chu or Ip to sell any of their assets or interests, even in any subsidiary of the Debtor);

(d)	Not object to, interfere with or otherwise obstruct the efforts of the Debtor or its successor in marshaling, managing and selling the Debtor’s assets, including the assets of its direct and indirect subsidiaries (for the avoidance of doubt, nothing in this provision shall obligate APOL, Chu or Ip to sell any of their assets or interests, even in any subsidiary of the Debtor); and

(e)	With respect to Menue, Inc. (“Menue”) and the Debtor’s desire to sell its shares in Menue, Ip agrees as follows:

1.	Ip will provide or cause to be provided to the Debtor or its successor all existing information regarding Menue that will enable the Debtor (or its successor) or a prospective purchaser of the Debtor’s shares to evaluate and assess the fair value of Menue, such as: the historical, current and projected operation of Menue; financial statements; the nature, location and value of any assets of Menue; the corporate structure of Menue; current and projected budgets; financial projections; material contracts to which Menue is a party; and other information of a similar type that a reasonable purchaser would require in the acquisition of an asset similar in kind to the Debtor’s interest in Menue. All confidential information of Menue provided in accordance with the above shall be provided to the Debtor, its successor and/or prospective purchasers subject to the terms of a commercially reasonable non-disclosure agreement.

2.

If (i) the Joint Plan is confirmed, (ii) there is an offer to purchase all or the majority of Menue’s shares within 180 days after confirmation of the Joint Plan, (iii) the terms offered to Ip to purchase his Menue shares are the same as those offered to Ant Capital Partners Co., Ltd. (“Ant Capital”) (iv) Ant Capital approves of Ip selling his Menue shares, and (v) the Debtor requests Ip to sell his Menue shares in connection with such offer to purchase, and provided that all of the above criteria are met, then Ip will agree to sell all or a portion of his Menue shares, as the case may be, on terms consistent with this provision.

Section 1.8 Participation as Prospective Bidder. Notwithstanding anything to the contrary, APOL, Chu and/or Ip shall have the right to bid on any asset the Debtor seeks to sell, and if such bid presents the highest and best offer, as determined by the Debtor or its successor, subject to review and adjudication by the Bankruptcy Court in the event of a dispute, the Debtor shall sell such asset to APOL, Chu and/or Ip, as the case may be and the Committee will support said sale. However, APOL, Chu and Ip covenant and agree that they will not undertake any activity intended to chill or otherwise limit the participation of any other prospective bidders for assets the Debtor seeks to sell.

ARTICLE II

RELEASES

Section 2.1 Releases of APOL, Chu and Ip. As of the Effective Date and except as expressly reserved in this Agreement, the Debtor and the Estate, their respective successors, assigns and affiliates, a liquidating trust, and any other person that claims or might claim through, on behalf of, or for the benefit of any of the foregoing, whether directly or derivatively, and the Committee (the “Estate Releasors”), irrevocably and unconditionally, fully, finally, and forever waive, release, acquit, and discharge APOL, Chu and Ip, along with their attorneys, and their respective directors, officers, parents, subsidiaries, and affiliates as identified on Exhibit C to this agreement, (collectively, the “Releasees”) from any and all claims, demands, rights, liabilities, or causes of action of any and every kind, character, or nature whatsoever, in law or in equity, known or unknown, whether asserted or unasserted, which the Estate Releasors, or any of them, or anyone claiming through them, on their behalf or for their benefit, have or may have or claim to have, now or in the future, against any of the Releasees for, upon, or by reason of any manner, cause or thing whatsoever from the beginning of the world to the date of this Release, including but not limited to any claims that have been or could be brought by the Estate of the Debtor in connection with its bankruptcy proceeding, or any trust or entity charged with recovering assets of the Estate, or any constituency of the Estate, whether such claims have been, could have been or could be brought in the bankruptcy itself or as part of a plan of reorganization or liquidation, including but not limited to claims for damages, costs or fees incurred by the Estate Releasors (collectively, the “Released Claims”).

Section 2.2 Releases of the Debtor and the Committee. As of the Effective Date and except as expressly reserved in this Agreement, including but not limited to rights under sections 1.2, 1.3, 1.4, 1.5 and 2.3(c), APOL, Chu and Ip, on behalf of themselves, their predecessors, successors and assigns, and any other person that claims or might claim through any of them, whether directly or derivatively (including, but not limited to, the parties identified in Exhibit C), , irrevocably and unconditionally, fully, finally, and forever waive, release, acquit and discharge the Debtor, the Estate, the Debtor’s current directors, officers, employees and professionals, the Committee and the Committee’s professionals (collectively, the “Estate Releasees”) from any and all claims, demands, rights, liabilities, or causes of action of any and every kind, character or nature whatsoever, in law or in equity, known or unknown, whether asserted or unasserted, which APOL, Chu or Ip, or anyone claiming through any of them, on their behalf or for their benefit, has or may have or claim to have, now or in the future, against any Estate Releasee that: (i) are released or deemed to be released pursuant to a confirmed plan; (ii) arise in, relate to or have been or could have been asserted in the Chapter 11 Case or otherwise are based upon, related to, or arise out of or in connection with any of the Debtor’s assets or any assets to be received by the Debtor as provided herein; or, (iii) are based upon, related to, or arise out of or in connection with any claim, act, fact, transaction, occurrence, statement or omission in connection with, or alleged or that could have been alleged in connection with the relationships between APOL and CDC and/or Chu and CDC, including without limitation, any such claim, demand, right, liability, or cause of action for indemnification, contribution, or any other basis in law or equity for damages, costs or fees incurred by APOL or Chu.

Section 2.3 Retained Claims and Defenses. Notwithstanding anything contained in Sections 2.1 and 2.2, above, or elsewhere to the contrary:

(a)	Sections 2.1 and 2.2 are not intended to release, nor shall they have the effect of releasing, any of the Settling Parties from the performance of their obligations in accordance with this Agreement or any other rights, claims or defenses expressly reserved in this Agreement.

(b)	Notwithstanding anything herein to the contrary, nothing herein is intended to be nor shall be construed to be a release, waiver, limitation or other modification of any right, claim or defense that the Estate Releasors may have against any current or former director, officer, employee or other representative of CDC (except as set forth by name in section 2.1 above and in Exhibit C) or any of its subsidiaries specifically including, but not limited to, Peter Yip, the former Chief Executive Officer and director of CDC. Any and all such rights, claims and defenses are expressly reserved.

(c)	Notwithstanding anything to the contrary, nothing in this Agreement or the release contained in section 2.2 shall release, waive, limit or otherwise modify any right, claim or defense that APOL, Chu or Ip may have, for indemnification or contribution claims, including any arising out of or relating to that certain litigation entitled Evolution Capital Management, LLC, et al. v. CDC Software Corp., et al., Index No. 651395/2012 (N.Y. Sup. Ct. N.Y. County). Any and all rights, claims and defenses with respect to such claims are expressly reserved including, but not limited to, any defense that the Debtor may have to any such indemnity claim and any right the Debtor may have to reject any such indemnity claim.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Debtor. The Debtor hereby represents and warrants that:

(a)	it is duly organized and validly existing under the laws of the jurisdiction of its organization with all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby;

(b)	subject to any necessary approval by the Bankruptcy Court, it has full requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and the execution, delivery and performance hereof, and the instruments and documents required to be executed by it in connection herewith, (i) have been duly and validly authorized by it and (ii) are not in contravention of its organization documents or any material agreement specifically applicable to it or to which it is a party;

(c)	no proceeding, litigation or adversary proceeding before any court, arbitrator or administrative or governmental body is pending against it which would adversely affect its ability to enter into this Agreement or to perform its obligations hereunder; and

(d)	it, directly or indirectly, and subject to approval by the Bankruptcy Court, has the power and authority to bind itself to the terms of this Agreement or otherwise has been duly authorized to execute and deliver this Agreement on its behalf.

Section 3.2 Representations and Warranties of APOL, Chu and Ip. APOL, Chu and Ip each hereby represent and warrant that:

(a)	APOL is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization with all requisite power and authority to carry on the business in which it is engaged, to own the properties it owns, to execute and deliver this Agreement on behalf of APOL, and to consummate the transactions contemplated;

(b)	APOL has full requisite power and authority to execute and deliver and to perform its obligations under this Agreement;

(c)	APOL, directly or indirectly, has the power and authority to bind itself to the terms of this Agreement or otherwise has been duly authorized to execute and deliver this Agreement on its behalf;

(d)	Other than the sale of the Debtor’s ownership interest in CDC Software Corporation, neither APOL, Chu nor Ip has participated in nor has any actual knowledge of any extraordinary transaction involving China.com and CDC Games. As used in this subparagraph, “extraordinary transaction” means a transaction that was closed or consummated on or after October 4, 2011 that was: (1) not in the ordinary course of business of the Debtor or China.com or CDC Games; or (2) a material non-public transaction with or involving an “insider” of the Debtor or China.com or CDC Games as defined in §101 of Title 11 of the United States Code;

(e)	Other than the interests and agreements identified in the Recitals above (and Exhibits A and B attached hereto), none of them has any interest in or other ability to control the management or disposition of any asset of the Debtor or any of its direct and indirect subsidiaries, including, but not limited to, China.com and CDC Games;

(f)	The securities and equity interests identified in Exhibits A and B are the only securities of CDC in which APOL, Chu or Ip have an interest (the “CDC Securities”) and that there are no other outstanding CDC securities of any kind, either issued, convertible into, or exchangeable for any shares of CDC, held of record, beneficially, or otherwise, in which APOL, Chu or Ip have or claim an interest;

(g)	There have been no transactions, sales, or agreements to sell, pledge, or otherwise encumber the CDC Securities since the issuance or grant of the CDC Securities, and there is no voting trust or other agreement or understanding with respect to the CDC Securities; and

(h)	Except as set forth in Exhibits A and B, none of the CDC Securities are held in the name of someone other than the actual owner and are not held in a brokerage, custodial or other similar account.

Section 3.3 Representations and Warranties of the Committee. The Committee hereby represents and warrants that:

(a)	it is duly organized and validly existing under the provisions of the Bankruptcy Code;

(b)	subject to any necessary approval by the Bankruptcy Court, it has full requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, and the execution, delivery and performance hereof, and the instruments and documents required to be executed by it in connection herewith (i) have been duly and validly authorized by it and (ii) are not in contravention of its bylaws or any material agreement specifically applicable to it or to which it is a party;

(c)	no proceeding, litigation, or adversary proceeding before any court, arbitrator, or administrative or governmental body is pending against it which would adversely affect its ability to enter into this Agreement or to perform its obligations hereunder; and

(d)	it, directly or indirectly, subject to the approval by the Bankruptcy Court, has the power and authority to bind the Committee to the terms of this Agreement or otherwise has been duly authorized to execute and deliver this Agreement on its behalf.

Section 3.4 Additional Representations. Each of the Settling Parties represents and acknowledges that:

(a)	in executing this Agreement, it does not rely, and has not relied, upon any representation or statement made by any other party or any of such other party’s representative, agents, or attorneys, with regard to the subject matter, basis, or effect of this Agreement or otherwise, other than as may be stated specifically in this Agreement;

(b)	in executing this Agreement, it has relied entirely upon its own judgment, beliefs, and interest and upon the advice of its counsel and that it has had a reasonable period of time to consider the terms of this Agreement before entering into it;

(c)	it has reviewed this Agreement and that it fully understands and voluntarily accepts all of the provisions contained herein; and,

(d)	this Agreement is the product of negotiations among the parties hereto and that any rule of construction as to ambiguities being resolved against the drafting party shall not apply in the interpretation of this Agreement.

Section 3.5 Lock-Up and Other Agreements Regarding the Securities. APOL, Chu and Ip agree not to sell, contract to sell, offer to sell or otherwise dispose of (collectively “Disposition”) any of the CDC Securities between the Effective Date and the effective date of the Joint Plan, if confirmed, or the date that the Joint Plan is rejected by the Bankruptcy Court. In addition, during the same period:

(a)	APOL, Chu and Ip agree not to transfer any of the CDC Securities to any other party, broker or custodian;

(b)	APOL, Chu and Ip agree that they will not margin, hedge or otherwise engage in any transaction with respect to the CDC Securities that is designed to or that could in any way result in a Disposition of the CDC Securities or to have the economic consequence of a Disposition of the CDC Securities even if such CDC Securities are actually sold, transferred or disposed of by a third-party; and

(c)	APOL, Chu and Ip agree and consent to the entry of stop transfer instructions with the Debtor’s transfer agent against the transfer of the CDC Securities held by any of them.

ARTICLE IV

COURT APPROVAL

Section 4.1 Bankruptcy Court Approval Required. This Agreement is subject to approval of the Bankruptcy Court and shall only be effective upon the Effective Date as set forth in Section 5.1, below.

Section 4.2 Covenants of the Debtor. The Debtor hereby covenants that it will take, and shall cause its subsidiaries and affiliates to take, all actions reasonably necessary to obtain, and shall take no action to impede or preclude, Bankruptcy Court approval of this Agreement. Further, the Debtor shall promptly seek Bankruptcy Court approval of the terms hereof as a compromise pursuant to Bankruptcy Rule 9019 (the “9019 Motion”), and the 9019 motion shall be made within five (5) business days after all Settling Parties sign this Agreement, with a hearing scheduled as soon as reasonably possible thereafter and, in any event, prior to the hearing regarding confirmation of the Joint Plan.

Section 4.3 Covenants of APOL, Chu and Ip. APOL, Chu and Ip will take all reasonable actions necessary to support the Debtor’s 9019 Motion.

Section 4.4 Covenants of the Committee. The Committee will take all reasonable actions necessary to support the Debtor’s 9019 Motion.

Section 4.5 Covenants Regarding Plan. The Debtor and the Committee will include in the Joint Plan provisions incorporating and consistent with the terms of this Agreement, which shall include, without limitation, provisions enjoining the assertion of Released Claims by any Estate Releasors and exculpating the Releasees with respect to any acts or omissions in connection with the Bankruptcy Case or the Joint Plan.

ARTICLE V

EFFECTIVE DATE AND TERMINATION

Section 5.1 Effective Date. This Agreement shall become effective on the first date on which each of the following has occurred (“Effective Date”):

(a)	Execution. This Agreement has been fully executed; and,

(b)	Bankruptcy Court Approval. This Agreement has been approved by order of the Bankruptcy Court which has become final.

Section 5.2 Termination Date. If this Agreement is not approved by the Bankruptcy Court at least 10 business days prior to the commencement of the hearing regarding confirmation of the Joint Plan, unless such date is extended by a writing signed by all Settling Parties (the “Termination Date”), then this Agreement shall terminate and become null and void, subject to and in accordance with Section 5.3 below, and the Settling Parties shall be returned to the status quo ante as if this Agreement had never been executed.

Section 5.3 Effect of Termination. Unless otherwise ordered by the Bankruptcy Court, in the event that this Agreement terminates as set forth in Section 5.2, then:

(a)	the Settling Parties shall be restored to their respective positions as of the date of this Agreement with all of their respective claims and defenses, preserved as they existed on that date;

(b)	the Settling Parties shall take such steps and file such documents as are necessary to cause such claims and defenses to be restored;

(c)	except for the provisions of this Section 5.3, the terms and provisions of this Agreement shall be null and void and shall have no further force or effect with respect to the Settling Parties, and neither the existence nor the terms of this Agreement (nor any negotiations preceding this Agreement nor any acts performed pursuant to, or in furtherance of, this Agreement) shall be used in any action or proceeding for any purpose; and

(d)	APOL, Chu and Ip, as the case may be, shall be entitled to submit a ballot with respect to their shareholdings and equity interests to reject the Joint Plan on and after the Termination Date (and such ballot will be deemed timely, so long that it is filed within five (5) business days of the Termination Date). Further, APOL, Chu and Ip shall be entitled to assert objections to the Joint Plan on and after the Termination Date, orally or in writing (and such objections shall be deemed timely, so long that they are filed within five (5) business days of the Termination Date). In such event, the Debtor and the Committee shall have the right to object to the ballot of APOL, Chu and/or Ip, and oppose any such Joint Plan objections on any grounds other than timeliness.

ARTICLE VI

NO ADMISSIONS

Section 6.1 No Admissions. This Agreement and the compromise and settlement described herein shall not be deemed an admission by any Settling Party as to the merits of any claim or defense that survives this Agreement.

Section 6.2 Agreement Inadmissible. Neither this Agreement nor the settlement, nor any act performed or document executed pursuant to or in furtherance of this Agreement or the settlement is, or may be deemed to be, or may be used as an admission of, or evidence of, any liability, fault, or omission of the Settling Parties in any civil, criminal, or administrative proceeding in any court, administrative agency, or other tribunal. Neither this Agreement nor the settlement, nor any act performed or document executed pursuant to or in furtherance of this Agreement or the settlement shall be admissible in any proceeding for any purpose, except to seek approval of or to enforce the terms of the settlement.

Section 6.3 Recitals Not Binding. The recitals set forth in the Agreement shall not constitute binding admissions, statements against interest, or be admissible as evidence in any proceedings between or involving one or more of the Settling Parties to establish any fact, waiver, estoppel, contention, assertion, or allegation of any kind or nature whatsoever, except that the recitals can be used in connection with a proceeding seeking to approve and/or enforce this Agreement.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.1 Good Faith. The Settling Parties agree that the Agreement was negotiated in good faith by the Settling Parties, and reflects a compromise and settlement that was reached voluntarily after consultation with each of the Settling Parties’ representative competent legal counsel.

Section 7.2 Amendments. This Agreement may be amended or modified only by a written instrument signed by or on behalf of the Settling Party(ies) to be charged with such amendment, or their respective successors-in-interest.

Section 7.3 Authority. Each person executing this Agreement or any of its exhibits on behalf of any party hereto hereby warrants that such person has the full authority to do so.

Section 7.4 Counterparts. This Agreement may be executed by facsimile, PDF or other electronic format and in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. Each Settling Party shall cause its counsel to exchange among themselves original signed counterparts and a complete set of executed counterparts shall be filed with the Bankruptcy Court.

Section 7.5 Successors. This Agreement shall be binding upon, and inure to the benefit of, the successors of the parties hereto, including any corporation or other entity into or with which any party merges, consolidates, or reorganizes.

Section 7.6 Jurisdiction. The United States Bankruptcy Court for the Northern District of Georgia, Atlanta Division, shall retain non-exclusive jurisdiction with respect to implementation and enforcement of the terms of this Agreement, and all parties hereto submit to the jurisdiction of such Bankruptcy Court for purposes of implementing and enforcing the settlement embodied in this Agreement.

Section 7.7 Further Assurances. Each of the Settling Parties hereto agrees to execute and deliver, or to cause to be executed and delivered, all such instruments, and to take all such action as the other Settling Parties may reasonably request in order to effectuate the intent and purposes of, and to carry out the terms of, this Agreement.

Section 7.8 Governing Law. This Agreement and any exhibits hereto shall be considered to have been negotiated, executed, and delivered, and to be wholly performed, in the State of Georgia, and the rights and obligations of the parties to this Agreement shall be construed and enforced in accordance with, and governed by, the internal, substantive laws of the State of Georgia without giving effect to that state’s choice of law principles.

Section 7.9 Entire Agreement. This Agreement constitutes the entire agreement between the Settling Parties and no representations, warranties, or inducements have been made to any party concerning this Agreement other than the representations, warranties, and covenants contained and memorialized in this Agreement. It is understood by the Settling Parties that, except for the matters expressly represented herein, the facts or law with respect to which this Agreement is entered into may turn out to be other than or different from the facts now known to each party or believed by such party to be true; each party therefore expressly assumes the risk of the facts or law turning out to be so different, and agrees that this Agreement shall be in all respects effective and not subject to termination by reason of any such different facts or law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date set forth above.

CDC CORPORATION

By:	/s/ Marcus A. Watson
Marcus A. Watson
Chief Restructuring Officer

OFFICIAL COMMITTEE OF EQUITY SECURITY HOLDERS OF THE DEBTOR

By:	/s/ Jeff Minor
Jeff Minor
Chairperson

ASIA PACIFIC ON-LINE LIMITED

By:	/s/ Nicola Chu Ming Nga

Print Name:	Nicola Chu Ming Nga

Title:

/s/ Nicola Chu Ming Nga
CHU Ming Nga, Nicola

/s/ Antony Ip Ren Haw
IP Ren Haw, Antony

EXHIBIT A

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

PROOF OF INTEREST

OF ASIA PACIFIC ON-LINE LIMITED,

A CAYMAN ISLANDS EXEMPTED COMPANY

Asia Pacific On-Line Limited, a Cayman Islands Exempted Company (“APOL”), asserts the following:

1. APOL holds the following equity interests in CDC Corporation, the debtor and debtor in possession in the above-captioned case (the “Debtor”), as of the date hereof:

Class A Common Shares

Bank	No. of Shares	Shares in Name of	Account No.
Barclays	1,282,135	Barclays – nominal name
LGT	996,293	Asia Pacific On-Line Ltd.
UBS	1,666,667	UBS – Nominal name
DB	50,656	DB – Nominal name

Total:	3,995,751

Restricted Shares

Bank	No. of Shares	Shares in Name of	Account No.
Transfer Agents	908,411	Asia Pacific On-Line Ltd.	N/A

Options Shares

No. of Shares		Shares in Name of
1,978,332		Asia Pacific On-Line Ltd.

2. The undersigned is aware that under 18 U.S.C. §§ 152 and 3571, the penalty for presenting a fraudulent claim in a bankruptcy case includes a fine of up to $500,000 or imprisonment for up to five years, or both.

WHEREFORE, the undersigned requests that the Court allow interests to the undersigned as set forth herein, to be allowed in accordance with the priorities set forth in the Bankruptcy Code.

Dated: July 16, 2012.

Name of Holder:	Asia Pacific On-Line Limited, a Cayman Islands Exempted Company

Signed:	/s/ Nicola Chu Ming Nga

[If Appropriate]	By:	Chu Ming Nga, Nicola

Its:	Director

Telephone:	( )

Fax:	( )

E-mail	( )

Correspondence Address:		11/F., ING Tower, 308 Des Voues Road Road Central, Hong Kong

EXHIBIT B

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

PROOF OF INTEREST

OF NICOLA CHU MING NGA

Nicola Chu Ming Nga (“Chu”) asserts the following:

1. Chu holds the following equity interests in CDC Corporation, the debtor and debtor in possession in the above-captioned case (the “Debtor”), as of the date hereof:

Class A Common Shares

Bank	No. of Shares	Shares in name of	Account No.
LGT	220,000	LGT - nominal name
UBS	259,166	UBS - Nominal name
UBS	333,333	UBS - Nominal name
Merrill Lynch	248,658	Chu Ming Nga Nicola
Citi Private	152,907	Citi - Nominal Name
DB	422,701	DB - Nominal name

Total:	1,662,998

2. The undersigned is aware that under 18 U.S.C. §§ 152 and 3571, the penalty for presenting a fraudulent claim in a bankruptcy case includes a fine of up to $500,000 or imprisonment for up to five years, or both.

WHEREFORE, the undersigned requests that the Court allow interests to the undersigned as set forth herein, to be allowed in accordance with the priorities set forth in the Bankruptcy Code.

Dated: July 16, 2012.

Name of Holder:	Nicola Chu Ming Nga

Signed:	/s/ Nicola Chu Ming Nga

[If Appropriate]	By:

As its:

Address:	9G Tower II, Tierra Verde, Tsing, Yi

New Territories

Telephone:	( )

Fax:	( )

E-mail	( )

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EXHIBIT C

Identified affiliates of APOL, Chu and Ip:

Graceful Winners Trust

CHU Ming Nga, Nicola

IP Ren Haw, Antony

IP Ren Yi, Melissa

IP Ren Huey, Laura

IP Ren San, Kelly

IP Ren Jun, Ethan

Nicola Investments Holdings Limited

US Asian Investments Corporation

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Motion upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum	Gus H. Small
James H. Morawetz	Anna Mari Humnicky
Office of the United States Trustee	Cohen Pollock Merlin & Small, P.C.
362 Richard B. Russell Building	3350 Riverwood Parkway, Suite 1600
75 Spring Street, S.W.	Atlanta, GA 30339
Atlanta, GA 30303	gsmall@cpmas.com
david.s.weidenbaum@usdoj.gov	ahumnicky@cpmas.com
jim.h.morawetz@usdoj.gov
Alan Kolod
C. Edward Dobbs	Alan E. Gamza
James S. Rankin	Abraham Y. Skoff
Joshua J. Lewis	Moses & Singer, LLP
Parker, Hudson, Rainer & Dobbs, LLP	The Chrysler Building
1500 Marquis Two Tower	405 Lexington Avenue
285 Peachtree Center Avenue, N.E.	New York, NY 10174
Atlanta, GA 30303	akolod@mosessinger.com
jrankin@phrd.com	agamza@mosessinger.com
edobbs@phrd.com	askoff@mosessinger.com
jlewis@phrd.com
J. Robert Williamson
Timothy T. Brock	John T. Sanders, IV
Aaron M. Zeisler	Scroggins & Williamson, P.C.
Abigail Snow	1500 Candler Building
Satterlee Stephens Burke & Burke, LLP	127 Peachtree Street, N.E.
230 Park Avenue, 11th Floor	Atlanta, GA 30303
New York, NY 10169	rwilliamson@swlawfirm.com
tbrock@ssbb.com	jsanders@swlawfirm.com
azeisler@ssbb.com
asnow@ssbb.com	Bern Steves
California Business Law Office
Thomas J. Fleming	19925 Stevens Creek Boulevard
Olshan Grundman Frome Rosenzweig &	Cupertino, CA 95014
Wolosky, LLP	paralegal@californiabizlaw.com
Park Avenue Tower
65 East 55th Street
New York, NY 10022
tfleming@olshanlaw.com

Document in ProLaw

Jeffrey W. Kelley	Henry F. Sewell, Jr.
J. David Dantzler, Jr.	David E. Gordon
Stephen S. Roach	McKenna Long & Aldridge LLP
Troutman Sanders, LLP	303 Peachtree Street, Suite 5300
600 Peachtree Street, N.E., Suite 5200	Atlanta, GA 30308
Atlanta, GA 30308-2216	hsewell@mckennalong.com
jeffrey.kelley@troutmansanders.com	dgordon@mckennalong.com
david.dantzler@troutmansanders.com stephen.roach@troutmansanders.com	Eric Lopez Schnabel
Robert W. Mallard
David W. Cranshaw	Jessica Mikhailevich
Morris, Manning & Martin, LLP	Dorsey & Whitney, LLP
3343 Peachtree Road, N.E., Suite 1600	51 W. 52nd Street
Atlanta, GA 30326	New York, NY 10019
dwc@mmmlaw.com	schnabel.eric@dorsey.com
mallard.robert@dorsey.com
Nicole L. Greenblatt	mikhailevich.jessica@dorsey.com
Alexandra P. Kolod
Kirkland & Ellis, LLP	Raj Gulati
601 Lexington Avenue	Broad Crossing, Inc.
New York, NY 10022	6 Cornish Court
ngreenblatt@kirkland.com	Dix Hills, NY 11746
alexandra.kolod@kirkland.com	rgulati@broadcrossing.com

Stuart Casillas	Rajan Vaz
Kirkland & Ellis, LLP	29 Rosenbrook Drive
555 California Street	Lincoln Park, NJ 07035
San Francisco, CA 94104	Rajan_vaz@yahoo.com
stuart.casillas@kirkland.com
Arthur J. Steinberg
Joseph D. Stutz, General Counsel	King & Spalding, LLP
CDC Corporation	1185 Avenue of the Americas
2002 Summit Boulevard, Suite 700	New York, NY 10036
Atlanta, GA 30319	asteinberg@kslaw.com
jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer	Daniel P. Goldberg
CDC Corporation	Holwell Shuster & Goldberg, LLP
c/o Finley, Colmer and Company	335 Madison Avenue, 9th Floor
5565 Glenridge Connector, Suite 300	New York, NY 10017
Atlanta, GA 30342 marc@finleycolmer.net	dgoldberg@hsgllp.com

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Susan R. Sherrill-Beard	Jesse H. Austin, III
Senior Trial Counsel/Bankruptcy	Paul, Hastings, Janofsky & Walker LLP
U.S. Securities and Exchange Commission	600 Peachtree Street, N.E., Suite 2400
Atlanta Regional Office	Atlanta, GA 30308
3475 Lenox Road, N.E., Suite 1000	jessaustin@paulhastings.com
Atlanta, GA 30326-1232
Sherrill-BeardS@sec.gov	Scott B. Riddle
Suite 1530 Tower Place
3340 Peachtree Road, N.E.
Atlanta, GA 30326
sbriddle@mindspring.com

This 20th day of July, 2012.
/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
3343 Peachtree Road NE, Suite 550	gellis@lcsenlaw.com
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)

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